 Exhibit 99.1

The9 Limited Announces Unaudited Financial Information
As of and For the Six Months Ended June 30, 2020

In compliance with NASDAQ Rule 5250(c)(2), The9 Limited (the “Company”) hereby announces its unaudited consolidated statement of income for the six months ended June 30, 2020 and its unaudited consolidated balance sheet as of June 30, 2020.

THE9 LIMITED

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME INFORMATION

(Expressed in Renminbi – RMB and US Dollar – US$, except share data)

	Six month ended June 30,
	2019	2020	2020
	RMB	RMB	US$
			(Note)
Revenues:
Online game services	263,579	457,948	64,818
Other revenues	-	7,778	1,101
Sales taxes	(12,252)	-	65,919

Total net revenues	251,327	465,726	65,919
Cost of revenues	(115,060)	(1,242,790)	(175,906)
Gross profit (loss)	136,267	(777,064)	(109,987)

Operating (expenses) income:
Product development	(8,658,009)	(118,237)	(16,735)
Sales and marketing	(852,176)	(297,853)	(42,158)
General and administrative	(33,479,081)	(57,359,337)	(8,118,687)
Gain on disposal of subsidiaries	1,235,874	384,483,491	54,420,106
Total operating (expenses) income	(41,753,392)	326,708,064	46,242,526
Other operating income, net	22,680	27,358	3,872
(Loss) gain from operations	(41,594,445)	325,958,358	46,136,411
Impairment on other investments	-	(10,000,000)	(1,415,408)
Interest expense, net	(17,193,207)	(7,495,801)	(1,060,962)
Fair value change on warrants liability	(964,594)	(123,056)	(17,417)
Gain on disposal of equity investee and available-for-sale investments	3,694,628	-	-
Gain on disposal of other investments	-	2,818,643	398,953
Other income (expenses), net	7,840,727	(12,002,498)	(1,698,843)
(Loss) gain before income tax expense and share of loss in equity method investments	(48,216,891)	299,155,646	42,342,734
Income tax benefit	-	-	-
Gain on extinguishment of convertible notes	-	148,647,177	21,039,642
Share of loss in equity method investments	(1,824,878)	-	-
Net (loss) gain	(50,041,769)	447,802,823	63,382,376

Net loss attributable to noncontrolling interest	(7,030,290)	(2,032,463)	(287,676)
Net loss attributable to redeemable noncontrolling interest	(2,525,192)	(738,246)	(104,492)
Net (loss) gain attributable to The9 Limited	(40,486,287)	450,573,532	63,774,544
Change in redemption value of redeemable noncontrolling interest	(10,497,201)	(738,246)	(104,492)
Net (loss) gain attributable to holders of ordinary shares	(50,983,488)	449,835,286	63,670,052

Other comprehensive loss, net of tax:
Currency translation adjustments	(2,642,951)	(1,259,760)	(178,307)
Total comprehensive (loss) gain	(52,684,720)	446,543,063	63,204,069

Comprehensive (loss) gain attributable to:
Noncontrolling interest	(9,063,344)	(2,295,550)	(324,914)
Redeemable noncontrolling interest	(2,525,192)	(738,246)	(104,492)
The9 Limited	(41,096,184)	449,576,859	63,633,475

Net loss attributable to holders of ordinary shares per share:
- Basic and diluted	(0.60)	3.88	0.55

Weighted average number of shares outstanding:
- Basic and diluted	84,283,464	115,876,017	115,876,017

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB7.0651, representing the noon buying rate on the last trading day of June 2020 (June 30, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

THE9 LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi – RMB and US Dollar – US$)

	As of December 31, 2019	As of June 30, 2020	As of June 30, 2020
	RMB	RMB	US$
			(Note)
ASSETS
Current assets:
Cash and cash equivalents	10,113,141	57,942,855	8,201,279
Accounts receivable, net of allowance for doubtful accounts	110,437	532,964	75,436
Advances to suppliers	11,246,608	353,499	50,035
Prepayments and other current assets, net of allowance for doubtful accounts	8,848,534	20,606,632	2,916,679
Amounts due from related parties	758,761	944,795	133,727
Assets classified as held-for-sale	123,390,350	-	-
Total current assets	154,467,831	80,380,745	11,377,156

Investments	10,000,000	-	-
Property, equipment and software, net	1,218,521	928,520	131,423
Land use rights, net	-	-	-
Operating lease right-of-use assets	9,257,604	6,872,223	972,700
Other long-lived assets, net	6,515,200	6,515,200	922,167
TOTAL ASSETS	181,459,156	94,696,688	13,403,446

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term borrowings	117,526,089	84,272,527	11,928,002
Accounts payable	38,232,425	38,643,441	5,469,624
Other taxes payable	1,203,644	622,232	88,071
Advances from customers	39,527,778	39,733,943	5,623,975
Other advances	56,276,200	-	-
Amounts due to related parties	74,379,529	55,365,594	7,836,491
Refund of game points	169,998,682	169,998,682	24,061,752
Warrants	198,600	321,656	45,527
Convertible notes	414,127,908	3,543,737	501,583
Interest payable	5,371,931	6,320,440	894,600
Accrued expenses and other current liabilities	93,140,843	86,347,936	12,221,758
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	3,407,670	3,139,867	444,419
Liabilities directly associated with assets held-for-sale	44,691,296	-	-

Total current liabilities	1,058,082,595	488,310,055	69,115,802

Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	6,251,705	4,213,565	596,391
TOTAL LIABILITIES	1,064,334,300	492,523,620	69,712,193

Redeemable noncontrolling interest	341,074,539	349,046,548	49,404,332

SHAREHOLDERS’ EQUITY (DEFICIT):
Class A ordinary shares	7,321,099	10,852,149	1,536,022
Class B ordinary shares	648,709	648,709	91,819
Additional paid-in capital	2,539,552,478	2,573,788,331	364,296,094
Statutory reserves	28,071,982	28,071,982	3,973,331
Accumulated other comprehensive loss	(3,777,952)	(4,774,625)	(675,804)
Accumulated deficit	(3,410,856,231)	(2,960,282,699)	(419,000,821)
The9 Limited shareholders’ deficit	(839,039,915)	(351,696,153)	(49,779,359)
Noncontrolling interest	(392,881,777)	(395,177,327)	(55,933,720)
Total shareholders’ deficit	(1,231,921,692)	(746,873,480)	(105,713,079)
TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	181,459,156	94,696,688	13,403,446

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB7.0651, representing the noon buying rate on the last trading day of June 2020 (June 30, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.